UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road Huli District, Xiamen, China 361009 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Results of Extraordinary Meeting of Shareholders Meeting

The Extraordinary Meeting of Shareholders (the “Meeting”) of Blue Hat Interactive Entertainment Technology, a Cayman Islands company (the “Company”), was held on August 31, 2020, commencing at 9:00 a.m. (local time), at the Company’s office, 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, pursuant to notice. At the Meeting, the only proposal submitted to a vote of the shareholders of the Company was for the increase of the authorized share capital. A total of 24,225,164 shares or 68.9% of the outstanding ordinary shares voted, among which, 24,088,890 shares are voted for the proposal, 134,008 shares against the proposal and 2,266 shares abstain.

As a result, the following proposal is passed by votes of the shareholders at the Meeting:

That the authorized share capital of the Company be increased from US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each to US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 50,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2020

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer

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